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Home > Physical gold ETF sees increased demand

Physical gold ETF sees increased demand

Physical gold ETF sees increased demand

Tue, 16/08/2016 - 08:23

Tags :   Commodities & Resources [1]   ETFs [2]

Brandon Rakszawski of VanEck reports that the rising gold price has caused increased interest in VanEck Merk Gold Trust, or OUNZ, which has an option to take physical delivery of gold bullion on redemption of shares in the fund.

With recent events such as the BOE cutting its benchmark interest rate for the first time in seven years, continued uncertainty around the Federal Reserve's next move, and volatility spurred at least in part by the upcoming US presidential election, many investors are once again looking at gold as a potential hedge or core holding in their respective portfolios, he says.

Year to date through August 8th, OUNZ has returned approximately 27 per cent with an expense ratio of 0.40 per cent. Rakszawski explains that the ETF was launched in 2014 by San Francisco based Merk Investments and in late 2015 VanEck partnered with them to distribute the ETF and raise its awareness in the marketplace.

"Gold has long been an asset class that serves many purposes," Rakszawski says. "But traditionally it's been a safe haven asset potentially offering downside protection or used as an inflation hedge, or for capital appreciation."

Some investors prefer to hold gold physically he reports. "They like to take that extra step to ensure that they have possession of their assets and not rely on a third party to hold that asset for them."

"We have had investors who have taken redemptions of their shares in gold in smaller amounts, but the process is scalable. The ETF offers redemption for as little as one ounce of gold so it is possible to do in small increments and some investors have taken it more or less to test the process."

OUNZ has USD162 million in assets and charges a 40 bps sponsor fee so it tends to track the underlying metal very closely.

"We have seen a lot of interest over an extended period of time," Rakszawski says. "The gold ETP product universe has seen ebbs and flows over the years and in 2015, the first full year when OUNZ existed, it was the only US listed gold ETF to be net positive in terms of flows and now in 2016 there is more interest as investors have allocated in line with the rising price of gold."

Because gold is a very deep and liquid asset class, market participants are able to offer tight spreads. "Market makers are able to offer tight spreads on OUNZ in line with other larger ETPs which are more heavily traded," Rakszawski says.

Tags :   Commodities & Resources [1]   ETFs [2]

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